Exhibit 12.1

Tactile Systems Technology, Inc.

Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,	Year Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014

Earnings:

(Loss) income before income taxes	$(2,083)	$4,310	$3,257	$3,795

Plus: Fixed Charges	—	—	—	1

Earnings	$(2,083)	$4,310	$3,257	$3,796

Fixed Charges:
Interest on short-term borrowings and long-term debt	$—	$—	$—	$1

Fixed Charges	$—	$—	$—	$1

Ratio of Earnings to Fixed Charges(1)	N/A	N/A	N/A	N/M

Preferred Stock Dividends(2)	$—	$1,867	$4,311	$3,225

Combined Fixed Charges and Preferred Stock Dividends	$—	$1,867	$4,311	$3,226

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A	2.31	0.76	1.18

Deficiency of Earnings Available to Cover Combined Fixed Charges and Preferred Stock Dividends	N/A	N/A	$(1,054)	N/A

(1)         For the six months ended June 30, 2017, the year ended December 31, 2016 and the year ended December 31, 2015, there were no fixed charges, and therefore the ratio is not applicable.  For the year ended December 31, 2014, earnings exceeded fixed charges by $3.8 million, and therefore the ratio is not meaningful.

(2)         Preferred stock dividends represent the amount of pre-tax earnings required to pay dividends on outstanding shares of preferred stock during the period and is computed as the amount of the dividend divided by the result of 1 minus the effective income tax rate. There were no shares of preferred stock outstanding during the six months ended June 30, 2017.